Exhibit 99.1

Ballard receives order from Siemens Mobility to power 7 trains and signs LOI for up to an additional 200 modules over the next six years

VANCOUVER, BC and MUNICH, Sept. 22, 2022 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced an order for 14 x 200 kW fuel cell modules from Siemens Mobility GmbH ("Siemens Mobility"; www.mobility.siemens.com), a leading supplier in the development of alternative drives, to power a fleet of seven Mireo Plus H passenger trains. Delivery of the 14 fuel cell modules is expected to start in 2023 with the fleet planned to be in service in Berlin-Brandenburg region in late 2024.

In addition to the initial order of 14 fuel cell modules, Siemens Mobility also signed a letter of intent with Ballard for the supply of 200 fuel cell modules totaling 40 MW over the next six years, including a firm commitment on 100 of the fuel cell modules totaling 20MW. The modules will be used for Siemen's Mireo Plus H trains.

"This is a significant milestone for our multi-year collaboration efforts with Siemens Mobility and the future of zero-emission commuter rail in Europe. Our fuel cell technology is an ideal solution to support the heavy payload, long range and rapid refueling requirements of Siemen Mobility's passenger train fleet. We look forward to our continued collaboration and are excited for the opportunity to support the Berlin and Brandenburg region's first hydrogen powered rail network," said David Mucciacciaro, Ballard Chief Commercial Officer. "We will continue our work to secure platform wins with key partners in our core verticals and to support their scaling plans to achieve decarbonization."

"We can only meet climate change targets by increasing rail transportation. Our first order for a fleet of hydrogen-powered trains will enable emission-free rail transport on non-electrified routes in Germany," said Jochen Steinbauer, Platform Director H2 Technologies at Siemens Mobility. "Our Mireo Plus H is a next-generation hydrogen train, featuring longer range, faster acceleration and state-of-the-art technologies, setting new standards in zero-emission passenger transport."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

Ballard powered Siemens MIREO PLUS H2 (CNW Group/Ballard Power Systems Inc.)

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Investor Relations +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:30e 22-SEP-22